02048589

7-9-02

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated as of July 9, 2002

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated July 5, 2002;
2. Press Release, dated July 5, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA RECEIVES DEFERRAL ON LICENSE FEE PAYMENTS

WARSAW, Poland – July 5, 2002 – Netia Holdings S.A. (Nasdaq: NTIAQ, WSE: NET), Poland's largest alternative fixed-line telecommunications services provider, today announced that it received a decision from the Polish Minister of Infrastructure, dated June 28, 2002, to postpone the payment of installments for the license fees by certain Netia operating subsidiaries, originally due in November and December 2001, until December 31, 2002. Previously, on November 30, 2001 and January 19, 2002, the Minister of Infrastructure announced his decision to postpone the payment of these installments until January 20, 2002 and June 30, 2002, respectively. The current total amount of the postponed installments is approximately EUR 33 million.

In his latest decision of June 28, 2002, the Minister of Infrastructure did not impose any postponement fees which are to be determined later.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, it Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, and its Current Report on Form 6-K filed with the Commission on July 2, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

###

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
Jolanta Ciesielska (Media)
Netia
+48-22-330-2061
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA INTRODUCES A NEW SERVICE: INTERNET FLAT RATE FOR ISDN DUO USERS

WARSAW, Poland – July 5, 2002 – Netia Holdings S.A. (Nasdaq: NTIAQ, WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced its new service: the Internet flat rate for ISDN Duo users.

The Internet flat rate service is introduced for Netia customers using ISDN Duo lines ('versatile' tariff plan). This new service enables the customers to connect to the Internet for a specified number of hours per each month at a predetermined flat rate. The usage time is measured on a per-minute basis.

The following flat rate services are offered to ISDN Duo users, 'versatile' tariff plan:

Service plan	**Monthly flat rate in PLZ net**	**VAT (7%)**	**Monthly flat rate in PLZ gross**
Internet 100 ISDN (100 hours monthly)	120.00	8.40	128.40
Internet nightly ISDN (unlimited access to Internet from 00:00 to 06:00 am)	70.00	4.90	74.90

If a user's monthly limit is exceeded, additional minutes of Internet access are billed according to the 'versatile' tariff plan.

- more -

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, it Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, and its Current Report on Form 6-K filed with the Commission on July 2, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:
July 9, 2002

NETIA HOLDINGS S.A.

By: ______________________
Name: Kjell-Ove Blom
Title: acting President

By: ______________________
Name: Avraham Hochman
Title: VP Finance

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